UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Murray, Sr., Dennis E.
   111 East Shoreline Drive
   Sandusky, OH  44870
   USA
2. Issuer Name and Ticker or Trading Symbol
   Conseco, Inc.
   CNC
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |      |    |                  |   |           |480,925            |D     |                           |
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Common Stock                 |      |    |                  |   |           |796(1)             |I     |By Wife                    |
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Common Stock                 |      |    |                  |   |           |400,000            |I     |By Trust                   |
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Common Stock                 |      |    |                  |   |           |320,000            |I     |By Trust                   |
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Common Stock                 |      |    |                  |   |           |464,000            |I     |By Trust                   |
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Common Stock                 |      |    |                  |   |           |603,075            |I     |By Limited Partnership     |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Options to Purchase (2) |$40.44  |5/13/|A   |5,000      |A  |(2)  |5/12/|Common Stock|5,000  |       |5,000       |D  |            |
                        |        |97   |    |           |   |     |07   |            |       |       |            |   |            |
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Options to Purchase (3) |        |     |    |           |   |     |     |            |       |       |50,000      |D  |            |
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Stock Units (4)         |-0-     |3/31/|A   |714.3      |A  |(4)  |(4)  |Common Stock|714.3  |       |            |D  |            |
                        |        |97   |    |           |   |     |     |            |       |       |            |   |            |
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Stock Units (4)         |-0-     |4/1/9|A   |3.8        |A  |(4)  |(4)  |Common Stock|3.8    |       |            |D  |            |
                        |        |7    |    |           |   |     |     |            |       |       |            |   |            |
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Stock Units (4)         |-0-     |7/1/9|A   |3.9        |A  |(4)  |(4)  |Common Stock|3.9    |       |            |D  |            |
                        |        |7    |    |           |   |     |     |            |       |       |            |   |            |
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Stock Units (4)         |-0-     |10/1/|A   |11.5       |A  |(4)  |(4)  |Common Stock|11.5   |       |            |D  |            |
                        |        |97   |    |           |   |     |     |            |       |       |            |   |            |
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Stock Units (4)         |-0-     |1/2/9|A   |12.4       |A  |(4)  |(4)  |Common Stock|12.4   |       |4,498.3     |D  |            |
                        |        |8    |    |           |   |     |     |            |       |       |            |   |            |
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Stock Units (5)         |1-for-1 |5/27/|A   |214.2      |A  |(5)  |(5)  |Common Stock|214.2  |$36.69 |            |   |            |
                        |        |97   |    |           |   |     |     |            |       |       |            |   |            |
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Stock Units (5)         |1-for-1 |7/14/|A   |190.5      |A  |(5)  |(5)  |Common Stock|190.5  |$36.06 |            |   |            |
                        |        |97   |    |           |   |     |     |            |       |       |            |   |            |
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Stock Units (5)         |1-for-1 |10/22|A   |199.8      |A  |(5)  |(5)  |Common Stock|199.8  |$48.78 |            |   |            |
                        |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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Stock Units (5)         |1-for-1 |12/12|A   |149.6      |A  |(5)  |(5)  |Common Stock|149.6  |$45.25 |4330        |D  |            |
                        |        |/97  |    |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose.
(2) Granted under the Conseco, Inc. 1994 Stock and Incentive Plan. The options become exercisable in five equal annual installments beginning May 13,
1998.
(3) Represents stock options held by the Reporting Person as previously reported.
(4) Granted under the Conseco, Inc. 1994 Stock and Incentive
Plan.
(5) Accrued under the Issuer's Stock Bonus and Deferred Compensation
Program.
SIGNATURE OF REPORTING PERSON
/s/Dennis E. Murray, Sr. by Karl W. Kindig, Attorney-in-Fact
DATE
February 11, 1998